Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Filer: Coca-Cola Enterprises, Inc.

Subject Company: Coca-Cola Enterprises, Inc.

Exchange Act File Number of

Subject Company: 001-34874

Forward-Looking Statements This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Coca-Cola European Partners Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.U. (“CCIP”) or Coca-Cola Erfrischungsgetränke GmbH (“CCEG”) as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2015, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC, and the registration statement on Form F-4, file number 333-208556, that includes a proxy statement of CCE and a prospectus of CCEP, which was filed with the SEC by CCEP. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect.

No Offer Or Solicitation/No Profit Forecast No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Important Additional Information and Where to Find It CCEP has filed with the SEC a registration statement on Form F-4, file number 333-208556, that includes a definitive proxy statement of CCE and a prospectus of CCEP. The registration statement was declared effective by the SEC on April 11, 2016. A definitive proxy statement/prospectus has been mailed to CCE’s shareowners in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus and other related documents filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.” Neither the contents of KO's website nor the contents of any other website accessible from hyperlinks on KO's website is incorporated into, or forms part of, this communication. Participants in Solicitation KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive proxy statement/prospectus filed with the SEC. You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 10, 2016, and March 9, 2016, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers is available in the definitive proxy statement/prospectus filed with the SEC. No Profit Forecast No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that revenues, EBITDA, earnings per share or any other metric will necessarily be greater or less than those for the relevant preceding financial periods for CCE, CCIP, CCEG or CCEP, as appropriate. No statement in this announcement constitutes an asset valuation. Subject to its legal and regulatory obligations, neither CCEP, nor any of its agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the statements contained in this document to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. In no circumstances shall the provision of this document imply that no negative change may occur in the business of CCE, CCIP, CCEG or CCEP, as appropriate, after the date of provision of this document, or any date of amendment and/or addition thereto.

EU Prospectus Directive Disclosures/ Non-GAAP Financial Measures This document is not a prospectus for the purposes of the Prospectus Directive. A prospectus prepared pursuant to the Prospectus Directive is intended to be published, which, when published, will be available from CCEP at its registered office. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in any relevant Member State) and includes any relevant implementing measure in the relevant Member State. Any offer of securities to the public that may be deemed to be made pursuant to this communication in any member states of the European Economic Area (“EEA Member States”) that has implemented the Prospectus Directive is addressed solely to qualified investors (within the meaning of the Prospectus Directive) in that Member State. The information contained in this document is directed solely at persons (1) outside the United Kingdom, (2) within the United Kingdom (i) having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Market Act (Financial Promotion) Order 2005 (the “Order”) and (ii) to persons of a kind described in Article 49(2) (a) to (d) of the Order and (3) in EEA Member States to persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (all such persons together being referred to as “Relevant Persons”). Any investment activity to which this document relates is only available to, and will only be engaged in with, Relevant Persons. This document and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person. Persons who are not Relevant Persons must not rely on or act upon the information contained in this document. This document is not intended to form the basis of any investment activity or decision and does not constitute, may not be construed as, or form part of, an offer to sell or issue, or a solicitation of an offer or invitation to purchase or subscribe for, any securities or other interests in CCEP or any other investments of any description, a recommendation regarding the issue or the provision of investment advice by any party. No information set out in this document or referred to herein is intended to form the basis of any contract of sale, investment decision or any decision to purchase securities in CCEP. No reliance may be placed for any purposes whatsoever on this document (including, without limitation, any illustrative modeling information contained herein), or its completeness. This document should not form the basis of any investment decision and the contents do not constitute advice relating to legal, taxation or investment matters on which recipients of this document must always consult their own independent professional advisers on the merits and risks involved. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures. These non-GAAP measures are provided to allow investors to more clearly evaluate the operating performance and business trends of CCE, CCIP, and CCEG. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

Key Merger Highlights

Combines operations of CCE, Iberian, and German bottlers into a new Western European bottler, CCEP

~$12 billion in 2015 sales

~$2 billion in 2015 EBITDA

Serving over 300 million consumers across 13 countries

Selling, producing, and delivering ~2.5 billion unit cases in 2015

Listings on the Euronext Amsterdam, NYSE, Euronext London, and Spanish stock exchanges



Iceland[1]
Sweden
Norway
Netherlands
Great Britain
Germany
Belgium
Luxembourg
France
Portugal
Spain
Monaco
Andorra

The world's largest independent Coca-Cola bottler based on net sales

Source: Form F-4; internal reports

1. Owned by controlling indirect shareowner of CCIP; to be owned by CCEP or a CCEP subsidiary after the transaction

GOLDMAN SACHS
2016 Global Staples Forum
5

The Right Merger, At The Right Time New level of partnership with TCCC and a shared vision to drive growth Shared best practices to drive efficiency and enhance commercial effectiveness Solid platform for value creation Leverage scale and realize synergy benefits to improve operating model A winning combination

Significant Opportunities for Profitable Growth

- Drive value growth in ~$60B sparkling segments[1]
- Grow CCEP's share in ~$65B still segments[1]
- Connect with more customers, more often
- Increase efficiency and effectiveness of ~$7.3B COGS and ~$3.2B SD&A annual spend[2]
- Increase return on annual capex investment
- Realize synergies of creating CCEP



1. FY 2015 AC Nielsen, 2015 Canadean estimate, 2015 Euromonitor, internal estimates, rounded
2. Form F-4, pro forma, including items impacting comparability

GOLDMAN SACHS
2016 Global Staples Forum
7

Topline Growth Supply Chain Operating Expense Shared vision between TCCC and CCEP to drive growth in Western Europe Enhanced commercial partnerships Scale and speed to win in new segments (e.g. stills) Synergies savings exclude net sales growth synergies Compelling Integration Benefits Increased efficiency and effectiveness of manufacturing and warehouse operations Procurement savings opportunities Shared core support functions across the new company Reduced management team duplications Adjust required headquarters facilities Expected annual run-rate pre-tax savings in a range of $350-$375m within 3 years of closing

Financial Approach Maintain optimal capital structure Pursue disciplined investment Grow Free Cash Flow Deliver shareowner value A continued focus on driving strong financial returns and shareowner value

Outlook Near To Mid-Term: FMCG operating environment to remain challenging Operating Income growth driven primarily by synergies FY16 Net Sales expected to grow in a modest low single-digit range Mid To Long-Term: Invest for profitable topline growth Invest in restructuring to capture synergies Plan to achieve long-term objectives Comparable and currency neutral Focused on both near-term and long-term financial objectives

Transaction Update EU Commission clearance received Obtain CCE shareowner vote to approve the transaction Obtain approval of EU prospectus ✓ On-track to close the deal by the end of 2Q 2016

A Responsible & Sustainable Business ~90% of our drinks are produced and marketed locally History of community involvement and investment 2015 Dow Jones Sustainability Index Strong alignment with TCCC Internal reports CCEP is expected to adopt CCE’s commitment to sustainability

Summary & Key Takeaways Realistic about the consumer environment A compelling business combination A unique opportunity for profitable growth A commitment to driving shareowner value Creating the leading Coca-Cola bottler and a major European consumer goods company

FORWARD-LOOKING STATEMENTS

This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or CCEP’s historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.U. (“CCIP”) or Coca-Cola Erfrischungsgetränke GmbH as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2015, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC, and the registration statement on Form F-4, file number 333-208556, that includes a proxy statement of CCE and a prospectus of CCEP, which was filed with the SEC by CCEP. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

CCEP has filed with the SEC a registration statement on Form F-4, file number 333-208556, that includes a definitive proxy statement of CCE and a prospectus of CCEP. The registration statement was declared effective by the SEC on April 11, 2016. A definitive proxy statement/prospectus has been mailed to CCE’s shareowners in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus and other related documents filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.”

PARTICIPANTS IN SOLICITATION

KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive proxy statement/prospectus filed with the SEC. You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 10, 2016, and March 9, 2016, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers is available in the definitive proxy statement/prospectus filed with the SEC.